EXHIBIT 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.      Name and Address of Reporting Issuer

New Found Gold Corp. (“New Found Gold” or the “Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2.      Date of Material Change

September 15, 2025

Item 3.      News Release

A news release announcing the material change was disseminated on September 15, 2025, and a copy was subsequently filed on SEDAR+.

Item 4.      Summary of Material Change

On September 15, 2025, the Company announced that Dr. Andrew Furey, former Premier of Newfoundland and Labrador ("NL"), was appointed as an independent Director of the Board effective immediately.

The Company also announced the appointment of Hashim Ahmed as Chief Financial Officer ("CFO") and Robert Assabgui, current Study Manager of New Found Gold, as Chief Operating Officer ("COO") effective immediately. Vijay Mehta stepped down from his role as Director effective immediately and Michael Kanevsky, current CFO, will be assisting with the transition.

Item 5.      Full Description of Material Change

5.1	Full Description of Material Change

On September 15, 2025, the Company announced that Dr. Andrew Furey was appointed as an independent Director of the Board effective immediately.

The Company also announced the appointment of Hashim Ahmed as CFO and Robert Assabgui, current Study Manager of New Found Gold, as COO effective immediately. Vijay Mehta stepped down from his role as Director effective immediately and Michael Kanevsky, current CFO, will be assisting with the transition.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.      Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.      Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Keith Boyle

Chief Executive Officer

Tel: (416) 910 4653

info@newfoundgold.ca

Item 9.      Date of Report

September 22, 2025